
GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

November 20, 2014

The Corporate Governance and Nominating Committee
C/O Mr. Greggory W. Branning
Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

Re: **Shareholder Proposal**

Dear Mr. Branning:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Myers Industries, Inc. ("Myers" or "the Company") include the proposal in its proxy statement for the 2015 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors take the necessary steps to ensure that the Company does not engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, until the Company completes the sale of the Company's Lawn & Garden Segment and returns 50% of its cash flow to shareholders. The cash flow should be returned to shareholders within two years following the completion of the sale of the Company's Lawn & Garden Segment.

Currently, GAMCO beneficially owns approximately 4,609,849 shares of the Company's Common Stock. According to our information, this represents 14.63% of the outstanding Common Stock. Attached as Exhibit A are Amendments 40 through 44 to our Schedule 13D, dated April 12, 2013 through November 13, 2014. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Myers since prior to November 19, 2013. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from November 19, 2013 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Myers holds its 2015 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosure(s)

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of Myers Industries, Inc. (the "Company") request that the Board of Directors take the necessary steps to ensure that the Company does not engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, until the Company completes the sale of the Company's Lawn & Garden Segment and returns 50% of its cash flow to shareholders. The cash flow should be returned to shareholders within two years following the completion of the sale of the Company's Lawn & Garden Segment.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth more than its market price. Based on our internal analysis, we believe that the private market value of the Company's operations is higher than the current market price.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, acquisitions have limited the Company's financial flexibility.

We believe that the Company should not make acquisitions until the Company completes the sale of its Lawn & Garden Segment and within two years of its completion returns 50% of its cash flow to shareholders, preferably through stock buybacks.

WE URGE ALL SHAREHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)	
)	ss.:
COUNTY OF WESTCHESTER)	

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Myers Industries, Inc. ("Myers" or "the Company") for the Company's 2015 Annual Meeting of Shareholders.

2.   GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Myers throughout the period since November 19, 2013. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which the Company's 2015 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



David Goldman

Sworn to before me this
20th day of November 2014



Notary Public

Mark J. Gambetta
Notary Public, State of New York
No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2015

Exhibit A.

Amendment numbers 40, 41, 42, 43, and 44 to Schedule 13D, filed on April 12, 2013, March 17, 2014, May 6, 2014, August 8, 2014, and November 13, 2014 respectively (complete filings available on EDGAR).